UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-10545

TRANSATLANTIC HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

80 Pine Street, New York, New York 10005; (212) 365-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $1.00 Per Share

Rights to Purchase Series A Participating Preferred Stock

8.00% Senior Notes Due 2039

5.75% Senior Notes Due 2015

 (Title of each class of securities covered by this Form)

None.

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, Par Value $1.00 Per Share                                                             1

Rights to Purchase Series A Participating Preferred Stock                                    0

8.00% Senior Notes Due 2039                                                                                  63

5.75% Senior Notes Due 2015                                                                                  70

Pursuant to the requirements of the Securities Exchange Act of 1934, Transatlantic Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 16, 2012_	By: _/s/ Gary A. Schwartz___________________ Name: Gary A. Schwartz Title: Executive Vice President and General Counsel